Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-169256

September 21, 2010

China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited, or Mingyang, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Mingyang has filed with the SEC for more complete information about Mingyang and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Mingyang has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Mingyang, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Morgan Stanley & Co. International plc (1-866-718-1649), Credit Suisse Securities (USA) LLC (1-800-221-1037) or Merrill Lynch & Co., Pierce, Fenner & Smith Incorporated (1-866-500-5408). Please note: calling these numbers from outside the United States is not toll-free. You may also access Mingyang’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1500689/000119312510213926/0001193125-10-213926-index.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to Mingyang’s registration statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on September 21, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 2.

Inside Cover Graphics

The inside cover graphics were revised. The revised inside cover graphics are set forth in their entirety below:

MINGYANG WIND POWER
明阳风电
地蕴天成·能动无限

To Become A World Leading Megawatt-Class Wind Turbine Manufacturer

China is Expected to Have the Largest Incremental Wind Installed Capacity from 2010 to 2014

(expected cumulative wind installed capacity CAGR from year end 2009 to year end 2014)

Source: BTM International Wind Energy Development World Market Update

32.3%
CHINA
22.8%
GLOBAL AVERAGE

TIANJIN
CHINA
JILIN
RUDONG
ZHONGSHAN

Facilities in China

Located close to wind resources

New Super-Compact Drive (SCD)

- First prototype delivered and installed in tidal flat area in August 2010
- Commercial production to commence in September 2010

Largest Non-State Owned or Controlled Wind Turbine Manufacturer in China

POWERED BY NATURE FOR A GREENER TOMORROW
地蘊天成 • 能动无限

Risk Factors

The risk factor disclosure under the heading “Risks Related to Our Company — Our business prospects highly depend on the acceptance and marketability of our new wind turbines utilizing the SCD technology, or the SCD wind turbines” on page 17 has been revised to include disclosure regarding competition in offshore wind farms. The relevant disclosure in the risk factor (as amended) is set forth below:

Our SCD wind turbines may be used for offshore applications, which pose unique design, installation and post-sale servicing challenges compared to our onshore models. However, due to the fact that our SCD wind turbines are based on a new technology and that the long-term reliability of such technology has not been proven, it is uncertain whether our SCD wind turbines can be installed on offshore wind farms and will perform as designed. It has not been proven whether the special surface treatment and design of our SCD wind turbines are adequate for the erosive and salty environments that are typical of off-shore wind farms. The installation and maintenance of offshore wind turbines are expected to be more difficult, labor intensive and costly. For example, we intend to install our 6.0MW SCD wind turbines farther offshore than 2.5MW SCD wind turbines to take advantage of stronger and steadier winds found at sea. This requires implementing advanced technologies and incurring additional material and labor costs relating to the construction of platforms that are stable enough to support the weight of the wind turbines and withstand severe weather conditions and strong wave forces under the water. Furthermore, additional costs for transporting raw materials and components during construction as well as maintenance staff to regularly access those offshore wind farms throughout the wind farm operation cycle may not be economically feasible. The operation and maintenance of offshore wind turbines may also be significantly affected by marine weather and water conditions. In addition, it is vital that the wind turbines used in offshore wind farms are reliable in order to minimize maintenance cost. Lastly, competitors may develop, for use in wind farms located further offshore, large multi-megawatt wind turbines that have technological or cost advantages over our 6.0MW SCD wind turbines.

The risk factor disclosure under the heading “Risks Related to Our Company — If we are unable to remediate the material weaknesses and significant deficiencies in our internal control over financial reporting, we may be unable to issue accurate financial reports timely and prevent fraud, and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the price of our ADSs, or otherwise harm our reputation” on pages 19 and 20 has been updated. The relevant disclosure in the risk factor (as amended) is set forth below:

We have taken actions and measures to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. However, not all of the results of these actions and measures have been tested. We may also determine that additional actions and measures should be taken. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

Dilution

Additional information relating to dilution upon the exercise of outstanding share options has been added to the section entitled “Dilution.” The relevant disclosure (as amended) on page 52 is set forth below:

As of the date on which the registration statement, of which this prospectus is a part, becomes effective, there will be 4,600,000 ordinary shares issuable upon the exercise of outstanding share options at an exercise price equal to 60% of the initial public offering price per ADS, divided by the number of ordinary shares underlying each ADS, and 400,000 additional ordinary shares available for future issuance upon the exercise of future grants under our equity incentive plan. If all of these options were exercised, the amount of dilution in net tangible book value per ordinary share and per ADS to new investors in this offering would decrease from US$11.30 to US$11.09 or, if the underwriters exercise in full their over-allotment option to purchase additional ADSs, from US$11.00 to US$10.78.

Our Corporate Structure and History

The disclosure under the heading “2009 and 2010 Investments and Shareholding Restructurings” has been revised to clarify disclosure relating to share transfers by certain of our shareholders. The relevant disclosure (as amended) on page 61 is set forth below:

        In order to attract additional strategic investors to invest in our company while not diluting the interests of the other shareholders through the issuance of new shares by our company to such investors, Rich Wind Energy Three, our single largest shareholder which is beneficially owned by the spouse of Mr. Chuanwei Zhang, our chairman and chief executive officer, transferred a total of 8,575,600 ordinary shares it held in our company to Faith Crown Investments Limited, a British Virgin Islands company, Mitsui & Co., Ltd., or Mitsui, a company incorporated in Japan, Lead Success Group Limited, a British Virgin Islands company wholly owned by CCB International Asset Management Limited, or CCB International, and other investors in July and August 2010. Mitsui, CCB International and other investors began discussions with our management in August 2009 to invest in our company, and Mr. Chuanwei Zhang, our chairman and chief executive officer, and Mr. Xian Wang and Mr. Song Wang, our directors and senior vice presidents, agreed to the valuation of their investments in March 2010. Following the completion of our restructuring and share swap, their investments were completed in July and August 2010. In July 2010, Ace Ambition also transferred a total of 1,908,200 ordinary shares it held in our company to Clarity Investors and other investors. In August 2010, Second Windy and Third Windy, which are beneficially owned by Mr. Xian Wang and Mr. Song Wang, respectively, transferred a total of 700,000 ordinary shares and 100,000 ordinary shares, respectively, to other investors.

Management’s Discussion and Analysis of Financial

Condition and Results of Operations

The disclosure under the heading “Internal Control over Financial Reporting” has been revised to update remedial actions taken by Mingyang. The relevant disclosure (as amended) on page 83 is set forth below:

These material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. As a result, with the assistance of our independent internal control compliance advisor, we have taken actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements, including:

•	engaging an independent internal control compliance advisor to help us remediate the weaknesses and deficiencies;

•	establishing an audit committee upon the completion of this offering and a policy to preapprove related party transactions;

•

actively hiring additional individuals with IFRS and SEC reporting expertise, including our chief financial officer, who joined us in January 2010, and our deputy chief financial officer, Mr. Hai Jia, who joined us in July 2010;

•	implementing control procedures and preparing accounting policy manuals to assist in preparing financial statements in accordance with IFRS;

•	providing training on internal control related subjects to staff by third party consultants; and

•	implementing a customized IT and ERP system to integrate operation and financial reporting.

However, not all of the results of these actions and measures have been tested. We may also determine that additional actions and measures should be taken. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

Business

The disclosure under the heading “Supply of Raw Materials and Components” has been revised to include additional information relating to its purchase agreements with Nanjing High Speed. The relevant disclosure (as amended) on pages 128 and 129 is set forth below:

We have established strategic relationships with our primary suppliers of main bearings, gearboxes, frequency converters and generators by entering into framework supply agreements to express the parties’ intention to explore future cooperative opportunities in good faith, including with regard to favorable pricing terms, supply priority, quality and post-sales service assurance and technology cooperation. For the supply of gearboxes, we have entered into a strategic cooperation framework agreement with Nanjing High Speed in 2007 for the supply certain units of gearboxes with the most favorable pricing terms available in the market for the years 2008, 2009 and 2010 as well as priority for additional orders. In exchange, we will give priority to Nanjing High Speed for gearbox orders. In February 2010, we entered into a framework supply agreement with Winergy Tianjin, the Chinese subsidiary of a world leading supplier of gearboxes, for the supply of our gearboxes for the years from 2010 to 2013. In 2009, we entered into strategic cooperation framework agreements with selected suppliers, including ABB Beijing, Schaeffler Hong Kong Company Limited, or Schaeffler, Nanjing Turbine & Electric Machinery (Group) Co., Ltd. and Wafangdian Bearing Company Ltd., or Wafangdian Bearing, under which we agreed in principle to provide these suppliers priority in exchange for most favorable pricing terms available as well as priority for additional orders from these suppliers. These strategic cooperative agreements do not contain substantive terms, and supply contracts with specific terms and conditions in each case will need to be separately entered into to carry out the parties’ intentions in the framework agreements, we believe that these strategic cooperation relationships have provided us with competitive advantages in terms of the quality, supply, price and after-sales services. For example, as a result of the framework agreement we entered into with Nanjing High Speed, we were able to execute three supply contracts to purchase an aggregate of approximately 1,100 units of gearboxes from Nanjing High Speed at prices we believe are favorable compared to then market prices. Under these purchase agreements, Nanjing High Speed has agreed to manufacture gearboxes in accordance with specifications and quality standards approved by us and to deliver the products in amounts to be specified upon our prior written notice. Nanjing High Speed has also agreed to provide warranties for the gearboxes for a term from 24 to 28 months from the delivery of products to our facilities and is responsible for all costs incurred as a result of any problems due to the quality of its products. The agreements will be terminated upon the completion of the performance of obligations of both parties. We are also entitled to terminate the purchase agreements by written notice if (i) Nanjing High Speed is not able to deliver gearboxes in a specific time period, (ii) it fails to perform other obligations under the agreements, or (iii) we incur a significant loss due to the poor quality of its products. In addition, Zhongshan Mingyang Energy Investment Co. Ltd., an affiliated entity controlled by Mr. Chuanwei Zhang, has invested 10% of the equity interest in a joint venture set up between VEM and Nanjing Turbine & Electric Machinery.

Related Party Transactions

The related party transaction disclosure on pages 164 through 172 has been updated to include, among other updates, information relating to related party transactions occurring after June 30, 2010, as described in further detail below.

The relevant disclosure under the heading “Wind Turbine Sales and Service Provision” has been updated on page 164 as set forth below:

For the years ended December 31, 2008 and 2009, we generated revenue from sales of wind turbines through Mingyang Electrical in the amount of RMB111.6 million and RMB395.7 million (US$58.3 million), respectively, and revenue from the provision of technical and maintenance support services in the amount of nil and RMB1.0 million (US$0.1 million), respectively. Trade receivables from Mingyang Electrical in connection with the wind turbine sales contracts reached RMB335.5 million, RMB204.2 million (US$30.1 million) and RMB182.6 million (US$26.9 million) as of December 31, 2008 and 2009 and June 30, 2010, respectively. As of August 31, 2010, trade receivables from Mingyang Electrical in connection with wind turbine sales reduced to RMB129.3 million (US$19.1 million). Starting from 2008, we entered into wind turbine sales contracts with customers directly and we do not expect to enter into similar transactions with Mingyang Electrical in the future.

The relevant disclosure under the heading “Purchase of Raw Materials and Components” has been updated on page 164 as set forth below:

        At the early stage of our operation, Mingyang Electrical also entered into raw material and component purchase contracts on our behalf before we completed relevant procedures with foreign exchange authorities for importing such raw materials and components. We in turn purchased raw materials and components from Mingyang Electrical in the amount of RMB13.2 million, RMB5.2 million, RMB8.1 million (US$1.2 million) and RMB0.4 million (US$58,984) in the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. Mingyang Electrical did not retain agent fees in connection with these purchases. Trade and other payables to Mingyang Electrical in connection with these raw material and component purchases were RMB31,000, RMB2.7 million (US$0.4 million) and RMB3.1 million (US$0.5 million) as of December 31, 2008 and 2009 and June 30, 2010, respectively. The balance of these trade and other payables to Mingyang Electrical remained unchanged as of August 31, 2010. Starting from 2009, we have entered into all of the supply contracts directly with our suppliers. We do not expect to enter into similar supply contracts through Mingyang Electrical in the future.

The relevant disclosure under the heading “Leases and Property Management” has been updated on page 165 as set forth below:

We leased plant and buildings from Mingyang Electrical under lease agreements and engaged Mingyang Electrical for the management of certain of our properties. Our lease expense and property management fees amounted to RMB1.3 million, RMB4.4 million, RMB4.9 million (US$0.7 million) and RMB4.1 million (US$0.6 million) during the years ended December 31, 2007, 2008 and 2009 and the first six months of 2010, respectively, of which RMB3.3 million, RMB2.0 million (US$0.3 million) and RMB2.7 million (US$0.4 million) remained unpaid as of December 31, 2008 and 2009 and June 30, 2010, respectively. We made a payment in the amount of RMB2.3 million (US$0.3 million) in August 2010. Our lease expense and property management fees amounted to RMB0.4 million (US$58,900) as of August 31, 2010, of which RMB0.8 million (US$0.1 million) remained unpaid. We have renewed the lease agreement for a term ending on March 1, 2011 to lease properties from Mingyang Electrical and engaged it for the property management on terms and conditions we believe are comparable to those with third parties.

The relevant disclosure under the heading “Cash Advances and Guarantees” has been updated on page 166 as set forth below:

In the three years ended December 31, 2009 and the eight months ended August 31, 2010, Mingyang Electrical provided guarantees for several credit facilities we borrowed from commercial banks. As of June 30, 2010, we had unsecured bank loans in the amount of RMB180.0 million (US$26.5 million) that remained unpaid, among which RMB80.0 million (US$11.8 million) was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang, and RMB100.0 million (US$14.7 million) was jointly guaranteed by Mingyang Electrical and Mr. Chuanwei Zhang. As of August 31, 2010, the outstanding unsecured bank loans under the joint guarantees remained unchanged. In addition, in April 2010, we obtained a maximum credit line of RMB200.0 million (US$29.5 million) from the Guangzhou branch of China Everbright Bank, with a term from May 2010 to November 2010. Mingyang Electrical provided guarantee for this bank credit line for a potential maximum obligation of RMB0.2 billion (US$29.5 million). As of the date of the prospectus, we have not drawn down any credit facility under this credit line.

The relevant disclosure under the heading “Cash Advances and Guarantees of Mr. Chuanwei Zhang” has been updated on page 167 as set forth below:

In addition, we made cash advances to Mr. Zhang under oral agreements for business activities for our company from time to time, which were repaid on a rolling basis. The balance of cash advanced to Mr. Zhang, excluding the purchase amount of RMB20.0 million for the equity interest in Tianjin New Energy, was RMB0.2 million and RMB4.2 million (US$0.6 million) as of December 31, 2008 and 2009, respectively. In the first six months of 2010, we made additional cash advances in an aggregate amount of RMB2.8 million (US$0.4 million) to Mr. Zhang. Mr. Zhang repaid the outstanding amounts under all cash advances in full by June 2010. In July and August 2010, we made cash advances under oral agreements for business activities to Mr. Zhang in the amount of RMB0.3 million (US$44,200), of which RMB0.2 million (US$29,400) remained outstanding as of August 31, 2010. Mr. Zhang expects to repay the outstanding amount by the end of 2010.

The relevant disclosure under the heading “Transactions with REnergy” has been updated on page 168 as set forth below:

We purchased electric control system, pitch control system and frequency converters from REnergy of approximately RMB21.6 million and RMB171.5 million (US$25.3 million) in the years ended December 31, 2008 and 2009, respectively, of which RMB16.0 million (US$2.4 million) remains unpaid as of December 31, 2009. In the first six months of 2010, we purchased additional components from REnergy in the amount of RMB156.0 million (US$23.0 million). The outstanding amount was repaid in full to REnergy by June 2010. In July and August 2010, we purchased components from REnergy in the amount of RMB201.7 million (US$29.7 million), of which RMB22.6 million (US$3.3 million) remained unpaid. We expect to repay such outstanding amount by the end of 2010.

Other disclosure under the heading “Transactions with REnergy” has been updated on page 168 as set forth below:

REnergy made cash advances in an aggregate amount of RMB8.0 million to us under oral arrangements for our daily operations and business expansion in October 2008. These cash advances were unsecured, interest free and payable on demand. We repaid the total outstanding amount of RMB8.0 million (US$1.2 million) in full to REnergy by January 2009. As of August 31, 2010, there were no outstanding cash advances owed by us to REnergy.

The relevant disclosure under the heading “Transactions with Mingyang Longyuan” has been updated on page 168 as set forth below:

        As of June 30, 2010, we had unsecured bank loans of RMB180.0 million (US$26.5 million), of which RMB80.0 million (US$11.8 million) was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang and RMB100.0 million (USD14.7 million) was jointly guaranteed by Mingyang Electrical and Mr. Chuanwei Zhang. The amounts under joint guarantees remained unchanged as of August 31, 2010.

The relevant disclosure under the heading “Transactions with Mingyang Energy Investment” has been updated on page 169 as set forth below:

We leased properties from Mingyang Energy Investment. We also engaged Mingyang Energy Investment to manage certain of our properties. The lease agreements and property management agreements typically had a one-year term and were renewed annually. The rent expense and property management fees owed to amounted to RMB1.5 million (US$0.2 million) which remained unpaid as of June 30, 2010. As of August 31, 2010, rent expense and property management fees further increased to RMB2.0 million (US$0.3 million), which we expect to settle by the end of 2010. We believe the terms and conditions under these transactions are comparable to those with third parties.

Since 2009, we started to engage Mingyang Energy Investment to provide services in our sales promotion by, among other things, assisting us in entering into sales contracts and assisting our customers in obtaining lease financing from commercial banks. In order to obtain continuous services from Mingyang Energy Investment, we entered into a framework agreement with it for a three-year term from December 1, 2009 to November 2012, under which Mingyang Energy Investment agreed to provide such assistance for our customers and commission fees payable to Mingyang Energy Investment will be calculated on a project-by-project basis. Under these arrangements, we are generally able to collect approximately 80% of advance payments from our customers who have entered into lease financing agreements. Upon receipt of payments from our customers, we will pay Mingyang Energy Investment a commission equal to an amount ranging from 1.5% to 3.0% of the advance payments that our customers make to us. For the year ended December 31, 2009 and the six months ended June 30, 2010, the commission expense under these arrangements amounted to RMB15.3 million (US$2.3 million) and RMB6.0 million (US$0.9 million), respectively. As of June 30, 2010, RMB6.0 million (US$0.9 million) remained unpaid. We settled this amount in full in August 2010.

The relevant disclosure under the heading “Mr. Song Wang” has been updated on page 171 as set forth below:

Mr. Song Wang is our director and senior vice president. The balance of cash advances made to Mr. Song Wang under oral agreements for business purposes was RMB1.1 and RMB0.9 million (US$0.1 million) as of December 31, 2008 and 2009, respectively. In the first six months of 2010, we made additional cash advances to Mr. Song Wang of RMB0.1 million (US$14,746) to Mr. Song Wang, which were repaid in full by June 2010. We made additional cash advances under oral agreements for business activities to Mr. Song Wang in the amount of RMB2.3 million (US$0.3 million), which remained unpaid as of August 31, 2010. Mr. Song Wang expects to repay such amount by the end of 2010.

The relevant disclosure under the heading “Other Key Management” has been updated on page 172 as set forth below:

We also made cash advances to other key management under oral agreements for their business activities. The balance of these advances amounted to RMB1.5 million, RMB2.5 million (US$0.4 million) and RMB2.5 million (US$0.4 million) as of December 31, 2008 and 2009 and June 30, 2010, respectively. The balance of the advances amounted to RMB3.0 million (US$0.4 million) as of August 31, 2010. We expect these amounts to be repaid in full by the end of 2010.